Exhibit 4.43

CONVERTIBLE BONDS ISSUE AGREEMENT

By and between

Biophytis S.A.

as Issuer

and

Kreos Capital VI (Expert Fund) L.P.

as Subscriber’s Affiliate

19 November 2021

Table of contents

1.	Definitions and interpretation	4
2.	Issue and subscription	8
3.	Purpose of the Issue	9
4.	Ranking	9
5.	Interest	9
6.	Repayment - Converrsion	10
7.	Taxation	12
8.	Undertakings	12
9.	Events of default	13
10.	Register and certificates	15
11.	Transmission and transfer	15
12.	Procedures for payment	16
13.	Rights of single or multiple Bondholders	16
14.	Protection of holders	16
15.	Remedies and waivers	16
16.	Severability	17
17.	Notices	17
18.	Governing law - Jurisdiction	18
List of Appendixes		19

Convertible Bonds Issue Agreement

This agreement (hereinafter referred to as the "Agreement") is entered into on 19 November 2021, by and between:

1.

Biopthytis S.A., a limited company (société anonyme) incorporated under the laws of France, with a share capital of EUR 25,814,647 having its registered office at 14, avenue de l’Opéra – 75001 Paris, France, registered under single identification number 492 002 225 RCS Paris, listed on the Euronext Growth organized multilateral trading facility under ISIN code FR0012816825, represented by Mr. Stanislas Veillet, in his capacity of chief executive officer (Président Directeur Général);

(hereinafter referred to as the "Issuer")

ON THE FIRST PART

AND

2.

Kreos Capital VI (Expert Fund) L.P. a limited partnership incorporated under the laws of Jersey, having its registered office at 47 Esplanade, St Helier, JE1 0BD, Jersey, registered with the JFSC Companies Registry under identification number 2770, represented by Mr. Michael Johnson, duly authorised for the purposes hereof,

(hereinafter referred to as the "Subscribers’Affiliate" or "Kreos")

ON THE SECOND PART

Issuer and Subscriber being hereinafter referred to individually as a "Party"

and collectively as the "Parties".

Whereas

(A)	The Subscriber’s Affiliate is a growth debt provider, the business of which consists in making investments in high technology and life science companies throughout Europe.
(B)

The Issuer is a French société anonyme, created in 2006, specializing in creating drugs to treat degenerative illnesses associated with aging for which no treatment is available to date. Its most advances programmes relate to sarcopenia (loss of muscle functionality) and age-related macular degeneration (armd).

(C)

In order to provide the Issuer with additional financial resources to fund its activities and pursue the development of its technology, Kreos Capital VI (UK) Limited, a private limited company incorporated under the laws of England, having its registered office at 5th Floor, 25-28 Old Burlington Street, London W1S 3AN, United Kingdom, registered under identification number 11535385, and Kreos have respectively agreed to subscribe to straight bonds (obligations simples) (the "Straight Bonds") and convertible bonds (obligations convertibles) (the "Convertible Bonds") to be issued by the Issuer for a cumulated nominal amount of up to ten million euros (EUR 10,000,000.00) (the "Issue") subject to and upon the terms and conditions of the subscription agreement entered into between Kreos, Kreos Capital VI (UK) Limited, and the Issuer on the date hereof (hereinafter referred to as the "Subscription Agreement").

(D)

On May 10th, 2021, the Issuers’ combined general meeting (the "General Meeting") has delegated to the board of directors of the Issuer in its twelfth (12th) resolution, the authority to issue securities giving a right to ordinary shares of the Issuer, without preferential subscription rights in favor of categories of persons satisfying determined characteristics.

(E)

On 19 October, 2021, based on the delegation of authority referred to above, the Issuer’s board of directors (the "Board of Directors") (i) decided the issue of bonds convertible into new shares (obligations convertibles en actions nouvelles) (OCA A) up to a maximum aggregate amount of EUR 1,250,000 by the Issuer, (ii) decided to delegate its authority to the Issuer’s chief executive officer (Directeur Général) to issue, under identical conditions, bonds convertibles into new shares (obligations convertibles en actions nouvelles) (OCA B) up to a maximum amount of EUR 1,000,000 by the Issuer subject to the meeting of certain conditions, (iii) fixed the financial conditions applicable thereto, (iv) approved the terms of this Agreement and (v) delegated to the Issuer’s chief executive officer (Directeur Général) the power to execute this Agreement.

NOW, THEREFORE, IT HAS BEEN AGREED AS FOLLOWS:

1.	Definitions and interpretation
1.1	In this Agreement, unless the context otherwise specifically provides, the following expressions shall have the following meanings:
Affiliate

means:

(i)

when used with reference to a specified entity, any other entity controlling, that is controlled by, or is under common control with, such specified entity; for the purpose of this definition, control has the meaning set forth in article L. 233-3 of the French Commercial Code (Code de commerce); or

(ii)

any investment entity (Fund or other) which is controlled or managed by the same management company (or a subsidiary, a parent company or a subsidiary of the parent company) as the management company that manages or advises the relevant Investor (if such Investor is also an investment entity);

Agreement	shall have the meaning set forth in the preamble;
Board of Directors	has the meaning assigned in section (E) of the preamble hereof;
Business Day	means a day (excepting Saturdays and Sundays) on which banks operate in Paris;
Change of Control	means the de-listing of the Issuer;
Conversion Date	means the date the Conversion Shares are to be delivered under a Conversion Notice, as set forth in section 6.3 of this Agreement;
Conversion Notice	shall have the meaning set forth in clause 6.3.1 of this Agreement;

Conversion Ratio	means as the ratio calculated under the provisions of clause 6.3.2 of this Agreement;
Conversion Shares	means, ordinary shares to be issued on the conversion of Convertible Bonds;
Convertible Bondholder

means Kreos, any transferee and any subsequent Person(s) entered in the securities register which the Issuer under this Agreement is required to maintain, as holder(s) of the Convertible Bonds and as may be represented by the Convertible Bondholders' Representative;

Convertible Bondholders' Representative

means (i) if all outstanding Convertible Bonds are held by a single Convertible Bondholder, regardless of whether a person or a company, that relevant Convertible Bondholder which shall personally exercise all the rights of the Convertible Bondholders' Representative that may be attributed to the Convertible Bondholders' Representative (représentant de la masse) by applicable statutory provisions and this Agreement or (ii) if all outstanding Convertible Bonds are held by more than one (1) Convertible Bondholder, any entity appointed by a general meeting of the Convertible Bondholders forming a single "masse", held for that purpose or otherwise in accordance with the provisions of the French Code de commerce (it being specified that such decision shall be notified by the Bondholders' Representative to the Issuer and the Bondholders by registered mail without any requirement to publish the decision with a journal d'annonces légales or the Bulletin d'annonces légales Obligatoires).

Convertible Bonds

means the convertible bonds (obligations within the meaning assigned in article L. 213-5 of the French Monetary and Financial Code) issued in Euros by the chief executive officer (Directeur Général) of the Issuer in accordance with this Agreement, being specified, for the sake of clarity, that “Bonds” under this Agreement shall have the same meaning as “Straight Bonds” under the Subscription Agreement;

Discharge Date

means:

(i)

with respect to any drawdown under the Tranche A, the 42nd  Interest Payment Date (or such date of actual early payment in case of a Prepayment or acceleration of the Convertible Bonds or more generally such earlier date or dates as the same shall become repayable in accordance with this Agreement and/or the Subscription Agreement);

(ii)

with respect to any drawdown under the Tranche B, the 42nd Interest Payment Date (or such date of actual early payment in case of a Prepayment or acceleration of the Convertible Bonds or more generally such earlier date or dates as the same shall become repayable in accordance with this Agreement and/or the Subscription Agreement);

Drawdown Date	means with respect to any Tranche, the day on which the Convertible Bonds are subscribed and paid up by the Subscriber’s Affiliate;

Drawdown Notice	means a notice issued in the form of the Appendix 1 from Issuer requesting Kreos to subscribe to Convertible Bonds in accordance with this Agreement;
Event of Default	means any of those events set out in Article 9 (Events of Default);
Final Redemption Date	means the date on which all amounts due under the Issue Documents have been unconditionally and irrevocably paid and discharged in full;
First Interest Payment Date	means with respect to any Tranche, the first Business Day of a calendar month being or following Drawdown Date;
Fund

means any regulated fund, investment firm or company, the management of which is taken care of by professional managers (including but not limited to FCPR, FCPI, FPCI, FPS, FIP, SCR, SLP and partnerships);

General Meeting	has the meaning assigned in section (D) of the preamble hereof;
Group	means the Issuer and any Subsidiary of the Issuer from time to time;
Interest Payment	means interest payments due by the Issuer to Kreos pursuant to this Agreement;
Interest Payment Date	means with respect to any drawdown under any Tranche, the First Interest Payment Date, and then the first Business Day of each subsequent calendar month;
Issue	has the meaning ascribed to it in section (C) of the preamble hereof;
Issue Documents	has the meaning ascribed to this term in the Subscription Agreement;
Majority Bondholders	means, at any time, one or several Convertible Bondholders (whether present or represented) that hold at least 66⅔ per cent of the voting rights capable of being cast in Bondholders' general meetings.
Material Adverse Effect	means a material adverse effect on either the business / or the operations of the Issuer, and its ability to comply with any of its payment obligations under the Agreement
M&A Process

means any contemplated transaction for the sale of substantially all of the assets, the sale or exchange of the majority of the share capital of the Issuer or the merger of the Issuer into another company;

Paying Agent

means, (i) if all outstanding Convertible Bonds are held by a single Convertible Bondholder, regardless of whether a person or a company, that relevant Convertible Bondholder or (ii) if all outstanding Convertible Bonds are held by more than one (1) Convertible Bondholder, any entity appointed by a general meeting of the Convertible Bondholders forming a single "masse", held for that purpose;

Person

shall mean and include an individual, a partnership, a corporation, a business trust, a joint stock company, a limited liability company, an unincorporated association or other entity and any domestic or foreign national, state or local government, any political subdivision thereof, and any department, agency, authority or bureau of any of the foregoing;

Prepayment	has the meaning ascribed to it in Article 6.3;
Register	has the meaning ascribed to it in Article 10.2;
Repayment Date

means:

(i)

with respect to Tranche A and B, and unless Kreos elects to convert the Convertible Bonds, 31 March 2025, or

(ii)

with respect to any Tranche, the date of any Prepayment or acceleration of the Convertible Bonds or more generally, if earlier, the date or dates on which the Bonds shall become repayable in accordance with this Agreement and/or the Subscription Agreement;

Security Documents

means any document entered into by any Person (including subsidiaries, if any) from time to time creating any Security Interest, directly or indirectly, for the obligations of the Issuer under the Subscription Agreement;

Security Interest

means any mortgage, charge, assignment, pledge, lien, hypothecation, encumbrance, priority or other security interest or any arrangement which has substantially the same commercial or substantive effect as the creation of security (except financial lease, “location financière” and capital lease “crédit-bail” unless as part of a lease-back agreement);

Subscriber’s Affiliate	means Kreos Capital VI (Expert Fund) L.P.;
Subsidiary

means any person which would come to be directly or indirectly controlled by or under direct or indirect control of the Issuer. For purpose of this definition, control shall have the meaning ascribed to “contrôle” under article L.233-3 of the French Commercial Code);

Tax Deduction	has the meaning ascribed to it in Article 7.3;
Tranche(s)	means (i) individually Tranche A or Tranche B and (ii) collectively Tranches A and/or Tranche B;
Tranche A	has the meaning ascribed to it in Article 2.2;
Tranche A Completion Date	has the meaning ascribed to it in the Subscription Agreement;
Tranche B	has the meaning ascribed to it in Article 2.3;
Tranche B Completion Date	has the meaning ascribed to it in the Subscription Agreement.

1.2	In this Agreement, except as otherwise provided or where clearly inconsistent in the light of the context:
(i)	words importing the singular include the plural and vice versa;
(ii)	words denoting gender include every gender;
(iii)	words denoting persons include bodies corporate or unincorporate;

(iv)	a section, clause, sub-clause or Appendix is to a section, clause, sub-clause or Appendix, as the case may be, of or to this Bonds Issue Agreement;
(v)	any provision of a statute shall be construed as a reference to that provision as amended, modified, re-enacted or extended from time to time;
(vi)

words and expressions in the French language defined in the French Commercial Code (Code de commerce) or the French Monetary and Financial Code (Code monétaire et financier) as amended shall bear the same meanings herein, and

(vii)	capitalised terms not defined herein shall have the meaning given to them in the Subscription Agreement.
1.3	The headings in this Agreement are for ease of reference only and shall not affect the construction of this Agreement.
1.4

Should any conflicts occur between this Agreement and the Subscription Agreement or any of the Issue Documents entered into between the parties, the Parties agree that the Subscription Agreement’s provisions shall prevail.

2.	Issue of the Convertible Bonds and subscription
2.1

On or prior to the date of this Agreement, in accordance with the provisions of article L. 228-40 of the French Commercial Code (Code de commerce), the Board of Directors authorized the issuance by the Issuer of up to two million two hundred and fifty thousand (2,250,000) Convertible Bonds of a nominal value of EUR 1 each in registered form, exclusively reserved to the Subscriber’s Affiliate, to be subscribed in two Tranches. The Bonds will be issued by the Company constitute securities that confer certain rights within the meaning of article L. 213-5 of the French Monetary and Financial Code (Code monétaire et financier) to the Subscriber's Affiliate (and to any subsequent Convertible Bondholder) as from their subscription.

2.2	Tranche A

Kreos will subscribe to a first tranche ("Tranche A") of a maximum of one million two hundred and fifty thousand (1,250,000) Convertible Bonds in one or several drawdown(s) of no less than EUR 500,000.00, subject to the conditions precedent set forth in Article 3 of the Subscription Agreement, pursuant to a Drawdown Notice in accordance with the template attached as Appendix 1 hereto.

2.3	Tranche B

Kreos will subscribe to a second tranche ("Tranche B") of a maximum of one million (1,000,000) Convertible Bonds in one in one or several drawdown(s) of no less than EUR 333,333.00 subject to the conditions precedent set forth in Article 4 of the Subscription Agreement, pursuant to a Drawdown Notice in accordance with the template attached as Appendix 1 hereto.

2.4

Subscription of the Convertible Bonds will be wholly paid up by Kreos (or any of its Affiliates), by bank transfer, to the following Issuer’s account (or any other bank account as notified to Kreos in a Drawdown Notice):

Bank Name:	Banque Neuflize OBC - 3, avenue Hoche, 75008 Paris, France
Account Name:	Biophytis SA
IBAN:	FR76 3078 8001 0008 7421 1000 162
SWIFT:	NSMBFRPPXXX

Concurrently with such transfer, Kreos shall send to the Issuer a subscription form substantially in accordance with the template attached as Appendix 2 hereto.

3.	Purpose of the Issue
3.1

The Issuer shall use the proceeds of Tranche A and Tranche B to provide the Issuer with additional financial resources to fund its activities and pursue the development of its technology, and agrees that it will not use the whole or any part of the proceeds of the Issue in contravention of any applicable law.

3.2	Without prejudice to the above, Kreos shall not be under any obligation to monitor the use of the proceeds of the Issue.
4.	Ranking

Each of the Convertible Bonds shall rank pari passu equally and rateably inter se and with the Straight Bonds without any discrimination or preference and as direct, unconditional (subject to condition 3(i) of the Subscription Agreement), unsubordinated obligations (subject to such exceptions as are mandatory from time to time under French law), secured as set out in the Security Documents, being expressly specified that any obligations and liabilities of the Issuer under this Agreement shall fall in the scope of secured obligations (obligations garanties) as defined in the Security Documents, and that any existing loans between the Issuer and any Subsidiary (as defined in the Subscription Agreement) will be subordinated to and rank after the rights and interests created by the Issuer in favour of the Bondholder(s) under the Issue Documents.

5.	Interest
5.1

Interest on the Convertible Bonds shall accrue on the principal moneys outstanding on the relevant Convertible Bonds at a fixed interest rate of nine point five per cent (9.50%) per annum, payable in cash, until and including the Repayment Date. As an illustration, in the event 500,000 Convertible Bonds are issued, the amount due at each Interest payment Date shall be EUR 3,958.33. In the event 333,333 Convertible Bonds are issued, the amount due at each Interest payment Date shall be EUR 2,638.89.

5.2

In the event any amount is drawn prior to the first day of any month, interest shall accrue on moneys outstanding as of their effective transfer date to Issuer until the First Interest Payment Date (on the basis of a daily 1/30th of the monthly fixed interest payment set out in Article 5.1). The Issuer expressly acknowledges that, on the relevant date of effective transfer of the funds, such amount shall constitute a due and payable receivable of Kreos toward the Issuer, and shall be paid by set-off with the funds to be transferred by Kreos to Issuer.

5.3

To the extent interest is not paid for at least one (1) year on any Interest Payment Date, further interest shall accrue on any such interest not so paid in accordance with article 1343-2 of the French Civil Code (Code civil) at the rate specified in Article 5.6 hereunder. Interest shall be calculated on the basis of a three hundred and sixty-five (365) day year and shall be deemed to accrue on the Convertible Bonds from day to day.

5.4

Each interest payment shall be made to the Paying Agent (for the account of the Convertible Bondholders), on each Interest Payment Date before 11:00 AM Paris time, and the Bondholder(s) shall be deemed, for the purposes of this Agreement, to be the holder(s), on such date for payment of interest, of the Convertible Bonds held by it (them) on such preceding date notwithstanding any intermediate transfer or transmission of any such Convertible Bonds.

5.5

Interest on the principal moneys outstanding on any Convertible Bonds becoming repayable pursuant to any provision hereof shall cease to accrue as from the due date for repayment of such principal moneys unless repayment of any such principal moneys and/or payment of any such interest is not effected in which event interest shall continue to accrue at the rate specified in Article 5.6 on the amount which remains unpaid until actual payment in full of such principal moneys and interest is made.

5.6

Should the Issuer fail to pay any outstanding nominal amount (including the amount payable by Issuer under article 10.4 of the Subscription Agreement) on its due date for payment under this Agreement, the Issuer shall pay interest on such sum from the due date up to the date of actual payment (as well after as before judgment) at a rate which shall be the aggregate of (a) 300 basis points per annum (3.00 percent per annum), and (b) the interest rate set out under Article 5.1 above.

6.	Repayment - Conversion
6.1	Repayment

The Issuer shall repay the Convertible Bonds at their principal amount at the Repayment Date. The repayments shall be made net to Kreos pursuant to Article 7.

6.2	Prepayment

The Issuer shall have the right, at any time but with no less than thirty (30) days prior notice to the Convertible Bondholder’s Representative, to prepay or purchase the Convertible Bonds, exclusively in whole and concurrently with the Bonds (a "Prepayment"). The Prepayment notice may be served any time but at the latest on 30 November 2024 and may not be served as long as any M&A Process relating to the Issuer and involving a formal letter of intent is ongoing.

For the avoidance of doubt, in the twenty (20) days following the service of a Prepayment notice, Kreos may still elect to convert all or part of the Convertible Bonds and serve a Conversion Notice to that effect.

The Prepayment shall be equal to the aggregate undiscounted principal outstanding amount under the Convertible Bonds and the Bonds plus any fees payable under the Subscription Agreement, plus the sum of future interest repayments discounted by ten percent (10.00%).

6.3	Conversion

The Convertible Bondholder’s Representative may discretionarily elect to convert all or part of the Convertible Bonds into Conversion Shares as follows at any time from the issuance of the Convertible Bonds, and at the latest on 31st December 2024.

6.3.1	Conversion Notice

In order to convert all or part of the Convertible Bonds into Conversion Shares, the Convertible Bondholder’s Representative shall send a notice mentioning the Outstanding Amount, the number of Convertible Bonds to be converted, the applicable conversion ratio, and the resulting Conversion Shares (a "Conversion Notice"), in accordance with the template conversion notice attached as Appendix 3 hereto.

6.3.2	Conversion ratio

The number of Conversion Shares to be issued to the Convertible Bondholders upon service of a Conversion Notice shall be equal to the result of following formula:

NCS = CR * NCB

Where:

NCS	means the number of Conversion Shares
CR	means the Conversion Ratio, and
NCB	means the number of Convertible Bonds to be converted in accordance with the Conversion Notice.

In the event NCS would not be a whole number, the number of Conversion Shares will be rounded as follows:

➢	if the first decimal is superior or equal to 5, NCS shall be rounded up to the whole number that is immediately superior to it, and
➢	if the second decimal is inferior to 5, NCS shall be rounded down to the whole number that is immediately superior to it.

The Conversion Ratio will be equal to the result of the following formula:

CR = 1 / ( (1.15 * MSP) – D )

Where:

D:	means the cumulated amounts of dividends per share paid by the Issuer between the Tranche A Completion Date and the Conversion Date, and
MSP	means the 30 day VWAP of Issuer’s shares on Euronext Growth on a period ending three days before the Tranche A Completion Date, being specified, accordingly, that 1.15 * MSP = EUR 0.648
6.3.3	Limitation

In accordance with the delegation of authority granted to the Board of the Issuer under the 12th resolution adopted by the Issuer’s General Meeting, in no event shall the number of Conversion Shares exceed 140.000.000 ordinary shares.

6.3.4	Conversion Shares

The capital increase arising from the issuance of Conversion shares shall be definitively completed as a mere consequence of and on the date of receipt by the Issuer of the Conversion Notice.

The Issuer shall promptly deliver freely tradable Conversion Shares to the relevant Convertible Bonds holder upon each conversion, it being specified that:

(i)

if the Issuer receives a Conversion Notice before 9:30 am CET on a trading day, the Issuer shall send a notice to its agent for the issuance of the Conversion Shares prior to 6pm CET on such trading day;

(ii)

if the Issuer receives a Conversion Notice after 9:30 am CET on a trading day, the Issuer shall send a notice to its agent for the issuance of the Conversion Shares prior to 6:00 pm CET on the next trading day.

In any case, the reception of the Conversion Shares by the relevant Convertible Bonds holder shall occur no later than three (3) trading day after the applicable Conversion Date.

The Issuer, after updating the Record where the Convertible Bonds are registered, shall in turn send a notice to the relevant Convertible Bond holder for the issuance of Conversion Shares.

The Conversion Shares shall be subject to all provisions of the by-laws and to decisions of the general meetings of the shareholders of the Issuer. The new shares shall be admitted to trading on Euronext Paris as from their issuance, will carry immediate and current dividend rights (“jouissance courante”) and will be fully assimilated to and fungible with the existing shares.

6.3.4	Conversion repayment

In the event conversion occurs on the Repayment Date, Kreos shall repay to the Issuer, upon issuance of the Conversion Shares, an amount equal to ten percent (10%) of the total interest paid by the Issuer under this agreement. In case of a partial conversion upon that date, that amount shall be reduced accordingly.

7.	Taxation
7.1

The Parties agree that no withholding tax shall be levied on interest and other revenues in respect of the Bonds subscribed by the Subscriber since (i) the Subscriber is located outside France and (ii) no payment will be made in a non-cooperative jurisdiction within the meaning of article 238-0 A of the French tax code, other than those mentioned in article 238-0 A, 2°, 2 bis of the same code ("NCJ").

7.2	The Subscriber shall provide the Issuer with the tax residence statement as the case may be required by the laws of France.
7.3

Except where directly caused by the Subscriber (including the change of tax residence, absence of delivery of the tax residence statement referred to in Article 7.2), in the event that it is required that payments of principal or interest in respect of the Bonds be subject to withholding or deduction in respect of any taxes or duties whatsoever (a "Tax Deduction"), the Issuer will pay such additional amounts as may be necessary so that the Subscriber, after such withholding or deduction, receive the full amount due to the Subscriber. For that purpose, the amount of interest due to the Subscriber shall be increased in order that the net amount received by the Subscriber after the required withholding or deduction shall equal the amount that would have been received, had such withholding or deduction not been made, it being specified that no additional payment shall be made should the Subscriber benefit from a reimbursement of such Tax Deduction. The provisions of this Article 7.3 shall not apply if (i) any regulation applicable in the country of residence of the Issuer prohibits the Issuer from assuming the charge of the Tax Deduction, and/or (ii) the Tax Deductions which represent a tax credit, or can be used as a deduction or offset against the Subscribers’ tax.

7.4

However, the Issuer will not be required to pay any such additional amounts with respect to any Bond to the Subscriber (or to a third party on behalf of the Subscriber) who is liable to such taxes or duties in respect of such Bond by reason (A) of his having some connection with France other than merely being the holder of the Bond, (B) of his being a shareholder of the Issuer, or (C) in respect of any withholding or deduction that is levied solely on account of the relevant payments being made to a person domiciled, or acting through an office located, in a NCJ, or to an account held in a financial institution located in a NCJ (as such list is amended from time to time).

8.	Undertakings

The Issuer undertakes, as from the date of this Agreement and until any amount is or may be outstanding under this Agreement, to comply with the commitments set forth in of the Subscription Agreement, including but not limited to those contained in Article 5 (Commitments).

9.	Events of default

Each of the following events, facts or circumstances constitutes an Event of Default, unless otherwise agreed and/or waived by the Majority Bondholders and the Issuer:

9.1	Non-payment

The Issuer fails, after being notified by the Subscriber, to pay in full on the due date any sum due from it under this Agreement in the currency and in the manner specified in this Agreement save where such payment is made within five (5) Business Days of the due date and such failure is solely due to an administrative or systems error in the transmission of funds;

9.2	Breach of financial information obligations

The Issuer fails to duly perform or comply with any of the financial information obligations expressed to be assumed by it in Article 5.2 of the Subscription Agreement and where such non-performance or non-compliance is capable of remedy, has not been remedied within ten (10) Business Days of the notice of that breach by the Subscriber to the Issuer;

9.3	Breach of other obligations

The Issuer fails to duly perform or comply with any other material obligation expressed to be assumed by it in any of the Issue Documents to which it is a party and where such non-performance or non-compliance, is capable of remedy, has not been remedied within ten (10) Business Days of the notice of that breach by the Subscriber to the Issuer;

9.4	Breach of ranking obligations

The Issuer is in breach of the ranking obligations under Article 5.1.8 (Commitments) of the Subscription Agreement and/or Article 4 (ranking) of this Agreement.

9.5	Cross-default

Any indebtedness of the Issuer exceeding two hundred and fifty thousand euros (€250,000), including, but not exclusively, as a result of any loan taken out, any bond agreement entered into, or any lease agreement entered into as the lessee, is not paid when due or within any applicable grace period, any indebtedness of the Issuer is declared to be or otherwise becomes due and payable before its specified maturity as a result of an event of default, or any creditor or creditors of the Issuer become entitled to declare indebtedness of the Issuer, due and payable before its specified maturity as a result of an event of default, except where (i) such event of default results from a breach of its obligations by a business counterparty or (ii) a business counterpart is a provider of the Issuer, and the absence of payment is made in the ordinary course of business and does not exceed five (5) Business Days;

9.6	Insolvency

If and when applicable, the Issuer is unable to pay its debts as they fall due, with its available assets ("état de cessation des paiements") or otherwise admits its inability to pay its debts as they fall due, or commences negotiations with any one or more of its creditors with a view to the general readjustment or rescheduling of its Indebtedness, or makes a general assignment for the benefit of, or a composition with, its creditors, whether or not through the appointment of an administrator ("administrateur judiciaire" ou "liquidateur judiciaire"), in the framework of a conciliation or safeguard procedure.

9.7	Cessation of business

If the Issuer ceases to carry on the business it carries on at the date hereof as mentioned in section (B) of the preamble hereof, or enters into any new business that is not directly related to such business;

9.8	Change of control

Unless otherwise agreed by the Subscriber, which opinion shall be delivered within ten (10) Business Days from the receipt by the Subscriber of a notification informing him of the potential Change of Control and the circumstances thereof, there is a Change of Control of the Issuer;

9.9	Validity of agreement

At any time any act, condition or thing required to be done, fulfilled or performed by it in order:

(i)	to enable the Issuer lawfully to enter into, exercise its rights under or perform the obligations expressed to be assumed by it in the Issue Documents to which it is a party;
(ii)	to ensure that the obligations expressed to be assumed by the Issuer in the Issue Documents to which it is a party are and remain legal, valid and binding;
(iii)	to make the Issue Documents to which it is a party admissible in evidence in France;

is not done, fulfilled or performed within any time available to ensure compliance with the same;

9.10	Unlawfulness

If, at any time it is or becomes unlawful for the Issuer to perform or comply with any or all of its material obligations under the Issue Documents or if any of the material obligations of the Issuer under the Issue Documents are not, or cease to be, legal, valid and binding;

9.11	Material adverse change

The occurrence of any facts, circumstances event which have or which can reasonably be considered as likely to have a Material Adverse Effect (including (i) any payment default or event or circumstance occurs which, with the giving of notice, lapse of time, determination of materiality, the fulfillment of any other applicable condition or any combination of the foregoing constitutes a default (howsoever described) under any contract (including, without limitation, any leasing contracts) to an extent or in a manner which will have or which can reasonably be considered as likely to have a Material Adverse Effect, or (ii) any litigation, arbitration or administrative proceedings are commenced which give grounds in the reasonable opinion of an independent lawyer appointed by both parties for belief that a Material Adverse Effect will result there from); it being understood that as from the day the notice of that circumstance is given by the Subscriber to the Issuer, a ten (10) Business Day period of grace during which the Subscriber does not seek the repayment of the sums owed by the Issuer under the Issue Documents nor enforce any of its Security Interest is then granted to the Issuer in order for him, or as the case may be, its shareholders, either (i) to organize the repayment of these sums or (ii) to take all necessary actions which in the sole reasonable opinion of the Subscriber are of nature to enable the Issuer to continue to perform the Agreement in all its material provisions until the Final Redemption Date;

9.14	Occurrence of an Event of Default

In case an Event of Default has occurred, or, in the event remedial periods are provided herein, is continuing after such remedial periods has elapsed, the Convertible Bondholders' Representative (acting on the instructions of the Majority Bondholders) may notify such Event of Default to the Issuer and at its discretion, decide that all moneys outstanding under the Bonds shall become immediately repayable and all interest accrued but unpaid shall become immediately payable, together with any other sums then owed by the Issuer under any Issue Documents, subject to Subscriber (or in case of a “masse”, the Convertible Bondholders' Representative (acting on the instructions of the Majority Bondholders) giving written notice to the Issuer to that effect  (an "Acceleration Notice") no sooner than five (5) Business Days from notification of the Event of Default, provided, where such Event of Default may be remedied, that has not been remedied to the reasonable satisfaction of the Subscriber.

10.	Register and certificates
10.1

In accordance with article L. 211-3 of French Monetary and Financial Code (Code monétaire et financier), the Bonds shall be held in registered form (forme nominative) and will be compulsorily recorded in securities accounts and records held by the Issuer or the authorized intermediary, as the case may be.

10.2

Consequently, Kreos and any subsequent Convertible Bondholder rights will be represented in book entry form (inscription en compte) opened in their name on the corporate register (the "Register") which will be held by an authorized agent.

10.3

No physical document evidencing title to the Convertible Bonds (including representative certificates pursuant to article R. 211-7 of the French Monetary and Financial Code (Code monétaire et financier)) will be issued to represent the Bonds.

10.4

In accordance with articles L. 211-15 and L. 211-17 of the French Monetary and Financial Code (Code monétaire et financier), and subject to Article 11 of this Agreement, transfer of the Convertible Bonds will be made by transfer from one account to another, and the transfer of ownership of the Bonds will occur upon their book entry in the acquirer’s securities account, and pursuant to the terms and conditions provided herein.

11.	Transmission and transfer
11.1

The Convertible Bonds shall not be transferrable by the Subscriber’s Affiliate, except (i) with the prior written consent of the Issuer or (ii) to an entity controlled by the Subscriber’s Affiliate (within the meaning of control as defined in article L. 233-3 of the French Commercial code) or (iii) as part of a transfer of the Convertible Bondholder’s global asset portfolio of securities or of the healthcare branch of such portfolio of securities. Transfers of the Convertible Bonds shall be effected by an instrument in writing in the usual common form signed by the transferor and shall be notified to the Issuer at the latest thirty (30) Business Days prior to the transmission or transfer. Such notice shall include the specific identity of the transmittee(s) or transferee(s) and, the identity of the controlling shareholder(s), and a confirmation from the transmittee(s) or transferee(s) of its adhesion to the terms of this Agreement.

11.2

Every instrument of transfer must be left at the Issuer's registered office accompanied by the transfer form of the Convertible Bonds to be transferred to prove the title of the transferor or his right to transfer the Convertible Bonds and, if the instrument shall be executed by some other person on behalf of the transferor, the authority of that person so to do.

11.3

To be effective vis-à-vis the Issuer and third parties, any transfer of Convertible Bonds shall be registered in the Register kept by the Issuer and the transferor of any Convertible Bonds shall be deemed to be the holder of such Convertible Bonds until the name of the transferee is entered into the securities accounts in respect thereof. The Issuer shall, within ten (10) Business Days of receipt of documents reasonably necessary to effect a transfer of the Convertible Bonds, enter the name of the transferee in the Register.

11.4

No fee may be charged to the Convertible Bondholder(s) upon subscription of the Convertible Bonds and in connection with the initial registration of the Bonds or other document relating to or affecting the original title to any Convertible Bonds.

12.	Procedures for payment

Any principal, interest or other moneys repayable or payable hereunder on or in respect of any Bonds may be paid by transfer to the bank account designated in writing by the Convertible Bondholders’ Representative.

At the time of Issue, this account shall be:

Bank Name:	EQ
Account Name:	Kreos Capital VI (Expert) Limited.
IBAN:	58711842 / GB82RBOS1658805871 1842
SWIFT:	RBOSIMDX / 16-58-80

13.	Rights of single or multiple Convertible Bondholders
13.1

In accordance with the provisions of article L. 228-103 of the French Commercial Code (Code de commerce), the holders of Convertible Bonds shall automatically form, for the defence of their common interests, a collective body of holders with a legal personality. For the avoidance of doubt, it is specified that regardless of their date of issuance (i.e. as part of Tranche A or Tranche B), any Bonds issued pursuant to this Agreement shall be part of the same collective body (Masse) for the purpose of article L. 228-46 of the French Commercial Code (Code de commerce).

13.2

Where applicable, the rights of several Convertible Bondholders will be governed, in addition to this Agreement, by the provisions of the French Commercial Code (Code de commerce), applicable to the Masse, in particular as to representation and voting procedures.

13.3

All decisions made by the Convertible Bondholder(s) in accordance with this Article 13 of this Agreement shall be recorded in a register of the holders’ decisions held by the Convertible Bondholders' Representative.

14.	Protection of holders

The protection of the Convertible Bondholder(s) will be as set forth in Article 6 of the Warrants Issue Agreement as if such provisions formed integral part of this Agreement.

15.	Remedies and waivers
15.1

No failure, delay or other relaxation or indulgence on the part of any of the Parties to exercise any power, right or remedy shall operate as a waiver thereof nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

15.2	All rights of Kreos contained in this Agreement are in addition to all rights vested or to be vested in it pursuant to the other Issue Documents, common law or statute.
15.3

Each Party hereby acknowledges that the provisions of article 1195 of the French Civil Code (Code civil) shall not apply to it with respect to its obligations under the Issue Documents and that it shall not be entitled to make any claim under article 1195 of the French Civil Code (Code civil).

16.	Severability
16.1

Each of the provisions of this Agreement and any Issue Document is severable and distinct from the others and if at any time one or more of such provisions is or becomes invalid, illegal or unenforceable the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby.

16.2

In such case, the Issuer shall do its best effort take appropriate actions to replace such provision with an economically equivalent provision which is valid, legal and enforceable, such commitment being, for the avoidance of doubt, a material commitment.

17.	Notices
17.1

All notices, demands or other communications under or in connection with this Agreement may be given by letter, facsimile, or e-mail addressed to the person at the address identified with its signature below.

To Issuer:	Biophytis S.A.
To the attention of Mr. Stanislas Veillet
Président Directeur Général
and Madame Evelyne Nguyen
Directeur administratif et financier
14, avenue de l’Opera
75001 Paris

E-mail: stanislas.veillet@biophytis.com and evelyne.nguyen@biophytis.com

With copy (for information purposes) to:

Monsieur Marc Fredj
Avocat associé
Reed Smith LLP
112, avenue Kléber
75116 Paris

E-mail: mfredj@reedsmith.com
Fax: 01.76.70.41.19

To Subscriber’s Affiliate:	Kreos Capital VI (Expert Fund) L.P.
To the attention of Mr. Michael Johnson
47 Esplanade
St Helier, JE1 0BD
Jersey

Email: michael.johnson@crestbridge.com
Fax: +44 20 7409 1034

With copy (for information purposes) to:

Monsieur Laurent Cavallier
Avocat associé
Reinhart Marville Torre

58, avenue Kleber
75116 Paris

E-mail: cavallier@rmt.fr
Fax: +33 (0)1 53 96 04 20

17.2	Any such communication will be deemed to be given as follows:
(i)	if personally delivered, at the time of delivery, as documented by a receipt;
(ii)

if by letter, on the date entered by the addressee on the receipt in the case of delivery by hand or on the date when delivery is first attempted in the case of a recorded delivery letter with acknowledgement of receipt; and

(iii)	if by facsimile transmission or e-mail during the business hours of the addressee then on the day of transmission, otherwise on the next following Business Day.
17.3

In proving such service it shall be sufficient to prove that personal delivery was made or that such letter was properly stamped first class, addressed and delivered to the postal authorities or in the case of facsimile transmission or other comparable means of communication that a confirming hard copy was provided promptly after transmission.

18.	Governing law - Jurisdiction
18.1	This Agreement is governed by and shall be construed in accordance with French law.
18.2	Any dispute concerning the validity, interpretation or performance of this Agreement will be submitted to the Tribunal de commerce (commercial court) of Paris.

/s/ Stanislas Veillet	/s/ Michael Johnson
Biophytis S.A.	Kreos Capital VI (Expert Fund) L.P.
Mr. Stanislas Veillet	Mr. Michael Johnson

List of Appendixes

Appendix 1	Agreed form Drawdown Notice

Appendix 2	Agreed form subscription form

Appendix 3	Agreed form conversion notice

Appendix 4	Conversion calculation example

Appendix 1

Agreed form Drawdown Notice

DRAWDOWN NOTICE

Drawdown No. 1

Dated [●]

between

Kreos Capital VI (Expert Fund) L.P.	GByopthytis S.A.
the (“Subscriber”)	the (“Issuer”)

This Drawdown Notice forms a Schedule to a Convertible Bonds Issue Agreement entered into between the Subscriber and the Issuer dated 19 November 2021 (the “Convertible Bonds Issue Agreement”)

The Subscriber has granted the Issuer a facility of a maximum amount of EUR 2,250,000 (the “Facility”) pursuant to the terms and conditions set out in the Convertible Bonds Issue Agreement and attached Schedules.

Words and expressions in this Drawdown Notice shall have the same meanings as in the Convertible Bonds Issue Agreement.

PART 1

Details

Total Facility	EUR	2,250,000.00
Amount of Facility utilised under previous Drawdown Notice(s)	EUR	0.00
Amount of Facility to be drawn down pursuant to this Drawdown Notice	EUR	[●]
Balance available for drawdown under future Drawdown Notices	EUR	0.00
Tranche
Term	[●] months
Bank Account Details for remittance of funds
Bank Name: [●] Bank Address: [●] Beneficiary Name: Biopthytis S.A. IBAN: [●] SWIFT/BIC: [●]
Anticipated Drawdown Date (a Business Day no later than the Date of Expiry of the Facility)	[●] 2021

The principal of the Convertible Bonds will be repaid and interest shall be paid monthly in accordance with the attached schedule.

We confirm that:

(a)

the representations and warranties made by us in the subscription agreement entered into between the Subscriber and the Issuer dated 19 November 2021 are true and accurate on the date of this Drawdown Notice as if made on such date; and

(b)	no Event of Default has occurred and is continuing or would result from the delivery of this Drawdown Notice.

for and on behalf of

Biophytis S.A.

Authorised Signatory………………

Name ………………………………….

Dated [●]

PART 2

Repayment Schedule (all amounts are in EUR)

Payment Due	Fees	Advance Payment	Capital	Interest	Total

Instalments Payable to:

Bank Name:	[●]
Bank Address:	[●]
Account Name:	[●]
IBAN:	[●]
SWIFT:	[●]

Appendix 2

Agreed form subscription form

Appendix 3

Agreed form conversion notice

Can we have an example of the conversion calculation please

Biopthytis S.A.

Société anonyme au capital de [●] euros

Siège social : 14, avenue de l’Opéra – 75001 Paris

492 002 225

(the "Company")

CONVERSION NOTICE

The undersigned

[Kreos Capital VI (Expert Fund) L.P. a limited partnership incorporated under the laws of Jersey, having its registered office at 47 Esplanade, St Helier, JE1 0BD, Jersey, registered with the JFSC Companies Registry under identification number 2770, represented by Mr. ______________, in his capacity as ________________, duly authorised for the purposes hereof][other holder]

Holding, at the date hereof ________________ Convertible Bonds issued by the board of directors of Biopthytis S.A., a limited company (société anonyme) incorporated under the laws of France, with a share capital of EUR [•] having its registered office at 14, avenue de l’Opéra – 75001 Paris, France, registered under single identification number 492 002 225 RCS Paris, [and _______________ convertible bonds issued by the chief executive officer of Biophytis S.A., on ____________] in accordance with the terms and conditions of the convertible bonds issue agreement entered into on 19  November 2021 between Kreos Capital VI (Expert Fund) L.P. and Biophtytis S.A.,

Being specified that capitalised terms not defined herein shall have the meaning given to them in the convertible bonds issue agreement abovementioned, as amended from time to time

Knowledge take of the conversion conditions of the Convertible Bonds,

Hereby declares converting _________________ Convertible Bonds, being specified that at the date hereof:

□ Tranche A Convertible Bonds	□ Tranche B Convertible Bonds

- the value of NCB under this notice is _________

- the value of MSP is _________

- the value of D is _________

- the Conversion Ratio CR is therefore ____________

- NCS i.e. the number of underlying shares is therefore equal to _______________

- the value of NCB under this notice is _________

- the value of MSP is _________

- the value of D is _________

- the Conversion Ratio CR is therefore ____________

- NCS i.e. the number of underlying shares is therefore equal to _______________

Such conversion being made by subscribing to _______________ new shares in the Company, for a total subscription price for such shares (including the applicable issuance premium) of __________________, by means of conversion of _________________ Convertible Bonds.

Executed in ____________, On _____________, in two (2) originals

_________________________

[●]*

Appendix 4

Conversion calculation example

Example

Conversion of 2,250,000 Convertible Bonds

NCB	(i.e. number of Convertible Bonds to be converted in accordance with the Conversion Notice) = 2,250,000
MSP	(i.e. 30 day VWAP of Issuer’s shares on Euronext Growth on a period ending three days before the Tranche A Completion Date) = EUR 0.6050
D	(i.e. cumulated amounts of dividends per share paid by the Issuer between the Tranche A Completion Date and the Conversion Date) = EUR 0.00

The Conversion Ratio (CR) is therefore equal to:

CR = 1 / ( (1.15 * MSP)  – D ) = 1,43729788

The number of Conversion Shares (NCS) is therefore equal to:

NCS = CR * NCB) = 1,43729788 * (,250,000 + 45,000 = 3,233,920.23

To be rounded to 3,223,920 Conversion Shares